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                                              Wells Fargo Funds Management, LLC
                                                525 Market Street, 12/th/ Floor
                                                                  MAC A0102-120
                                                        San Francisco, CA 94105

                                                               January 18, 2008

                                                    Writer's Direct Dial Number
                                                                   415-396-8489

Via Edgar

Ms. Linda Stirling
Securities and Exchange Commission
450 Fifth Street, NW Washington, DC 20549

    Re:Wells Fargo Funds Trust (the "Trust") (Registration Nos. 333-74295;
       811-09253) on behalf of Wells Fargo Advantage Dividend Income Fund (the "Fund")

Dear Ms. Stirling:

   In connection with the registration of the Trust under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933 (the "1933 Act"), and pursuant to 17 C.F.R. 230.485(a)(1), we are transmitting herewith for filing Post-Effective Amendment No. 117 to the Trust's Registration Statement under the 1933 Act and Amendment No. 118 under the 1940 Act on Form N-1A.

   This Post-Effective Amendment No. 117 is being filed to reflect a number of proposed changes to the Fund's name, investment objective, investment strategies, sub-adviser and portfolio managers, which change in sub-adviser is subject to approval by Fund shareholders of a proposed new investment sub-advisory agreement, and to reflect a number of conforming and other minor changes. The amendments to the Statement of Additional Information ("SAI") also reflect the anticipated closure to investment of Class B shares on February 14, 2008 by other Wells Fargo Advantage Funds that use the same SAI as the Fund (although the Fund itself does not offer Class B shares). As you are aware, a Preliminary Proxy Statement pertaining to the proposed sub-advisory agreement was filed with Securities and Exchange Commission (the "Commission") on January 8, 2008, and the Trust expects to file a Definitive Proxy Statement that addresses your comments thereto with the Commission on or about
January 23, 2008.

   If shareholders of the Fund approve the proposed sub-advisory arrangement with the new sub-adviser, it is our intent to file another amendment for this Fund pursuant to Rule 485(b) under the 1933 Act, at which time we would finalize any missing information and add any appropriate exhibits to the Trust's Registration Statement. In such event, this Amendment would become effective simultaneously with the Rule 485(b) filing on March 21, 2008.

   If you have any questions or require additional information to assist you in your review of this filing, please contact the undersigned at (415) 396-8489.

                                                  Very truly yours,

                                                  /s/ Alexander Kymn
                                                  ------------------------------
                                                  Alexander Kymn
                                                  Senior Counsel